

November 17, 2010

<u>VIA U.S. Mail and Facsimile</u>

Raymond Sadowski
Avnet, Inc.
Chief Financial Officer
2211 South 47th Street,
Phoenix, Arizona   85034

> **Re: Avnet, Inc.**
> **Form 10-K for the fiscal year ended July 3, 2010**
> **Filed August 13, 2010**
> **Form 10-Q for the fiscal quarter ended October 2, 2010**
> **File No. 001-04224**

Dear Mr. Sadowski:

We have reviewed your response dated November 4, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the fiscal quarter ended October 2, 2010

Consolidated Financial Statements

Note 2. Acquisitions, page 5

1. We note that the bargain purchase gain is material to your quarterly net income. With a view toward disclosure, please revise future filings to disclose the aggregate purchase price of Unidux and the fair value of the net assets acquired.

Note 11. Segment information, page 12

2. We see that you transferred the existing embedded business from TS Americas to EM Americas in the first quarter of 2011, which you are recording as a "pro forma" adjustment in MD&A. Please tell us whether this "transfer" was considered a change in the structure of your internal organization that caused the composition of your reportable segments to change. Note that under FASB ASC 280-10-50-34 if a company changes its segments, the corresponding information for earlier periods, including interim periods, shall be restated unless it is impracticable to do so.

****

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Celia Soehner at (202) 551-3463 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Brian Cascio
Accounting Branch Chief